Exhibit 99.2

AMENDMENT NO. 4 TO THE AGREEMENT AND PLAN OF MERGER

AMENDMENT NO. 4 TO THE AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of July 31, 2017, among AirMedia Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), AirMedia Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”) and AirMedia Group Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”). Parent, Merger Sub and the Company may hereafter be referred to as a “Party” in their individual capacities and as “Parties” collectively.

WHEREAS, the Parties have entered into that certain Agreement and Plan of Merger, dated as of September 29, 2015, as amended on June 27, 2016, on December 19, 2016 and on June 28, 2017 (the “Merger Agreement”), upon the terms and subject to the conditions of which, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the Parties desire to amend the Merger Agreement as set forth below;

WHEREAS, Section 9.10 of the Merger Agreement provides that the Parties may amend the Merger Agreement by action taken by or on behalf of their respective boards of directors by an instrument in writing at any time prior to the Effective Time;

WHEREAS, the Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that it is in the best interest of the Company, and declared it advisable, to enter into this Amendment, and (ii) adopted resolutions approving the execution, delivery and performance by the Company of this Amendment;

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) determined that it is in the best interest of the Parent and Merger Sub, respectively, and declared it advisable, to enter into this Amendment, and (ii) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Amendment;

NOW, THEREFORE, the Parties agree to amend the Merger Agreement as follows:

1.	Definitions; References

1.1	Unless otherwise specifically defined herein, all capitalized terms used but not defined herein shall have the meanings ascribed to them under the Merger Agreement. Each reference to “hereof”, “hereunder”, “herein” and “hereby” and each other similar reference and each reference to “this Agreement” and each other similar reference contained in the Merger Agreement shall, from and after the execution of this Amendment, refer to the Merger Agreement as amended by this Amendment. Notwithstanding the foregoing, subject to paragraph 1.2 below, references to the date of the Merger Agreement, as amended hereby, shall in all instances continue to refer to September 29, 2015, and references to “the date hereof” and “the date of this Agreement” shall continue to refer to September 29, 2015.

1.2	Each reference to “the date hereof” or “the date of this Agreement” in (i) sub-section (c) of Section 3.04 of the Merger Agreement; (ii) sub-sections (b) and (c) of Section 4.05 of the Merger Agreement (as amended by this Agreement); and (iii) sub-section (a) of Section 7.03 of the Merger Agreement, in each case of (i) to (iii), of the Merger Agreement (as amended by this Agreement), shall refer to the date of this Amendment.

2.	Amendment to Merger Agreement

2.1	Amendment to Section 2.01 (Effect of Merger on Issued Securities)

Sub-section (a) of Section 2.01 of the Merger Agreement is hereby amended by replacing the reference to “US$3.00” therein with the text of “US$2.05.”

Sub-section (b) of Section 2.01 of the Merger Agreement is hereby amended by replacing the reference to “US$6.00” therein with the text of “US$4.10.”

2.2	Amendment to Section 3.07(d) (SEC Filings; Financial Statements)

The following paragraph shall be added to replace the provision of sub-section (d) of Section 3.07 of the Merger Agreement:

“Except as and to the extent set forth on the audited annual report of the Group Companies filed with the SEC on June 28, 2017, including the notes thereto (the “2016 Annual Report”), no Group Company has outstanding (i) any Indebtedness or any commitments therefor, or (ii) any financial liability or obligation (whether accrued, absolute, determined, determinable, fixed, contingent or otherwise), except for financial liabilities and obligations (i) incurred in the ordinary course of business consistent with past practice, (ii) incurred pursuant to this Agreement or in connection with the Transactions or (iii) that would not have a Material Adverse Effect.”

2.3	Amendment to Section 4.05 (Financing)

Sub-section (a) of Section 4.05 of the Merger Agreement is hereby amended by replacing the reference to “Parent has delivered to the Company true, complete and correct copies of (i) an executed Debt Commitment Letter, dated September 29, 2015” therein with the text of “Parent has delivered to the Company (or will deliver on or prior to the date of this Agreement) true, complete and correct copies of (i) an executed Debt Commitment Letter dated July 31, 2017”.

2.4	Amendment to Section 4.07 (Brokers)

The following text shall be added to replace the provision of Section 4.07 of the Merger Agreement in its entirety:

“Except for China Renaissance Securities (Hong Kong) Limited, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub”

2.5	Amendment to Section 6.14 (Cooperation in Financing)

The following text shall be added to replace clause (ix) of sub-section (c) of Section 6.14 of the Merger Agreement in its entirety:

“(ix) with respect to the Term Facility (as defined below) only, causing Beijing AirMedia Shengshi Advertising Co., Ltd. (北京航美盛世广告有限公司) (“AM Shengshi”) or any other operating subsidiary of the Company in the People’s Republic of China to (x) establish and maintain one or more segregated bank accounts (the “CMB Accounts”) with China Merchants Bank Co., Ltd., Beijing Branch (“CMB BJ”), (y) deposit into such accounts the RMB amount (the “Cash Deposit”) specified in the Financing Document (under the heading “Cash Pledge Accounts”) and pledge the Cash Deposit to CMB BJ in the form of a cash pledge certificate issued by CMB BJ (the “Cash Pledge”) in each case at least three (3) Business Days prior to Closing and (z) maintain such Cash Deposit in the CMB Accounts up to and including the day of Closing;

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(x) causing those PRC operating subsidiaries of the Company specified in the Financing Document (under the heading “Onshore Subsidiaries Accounts” of Exhibit B thereto) to open bank accounts with CMB BJ at least three (3) Business Days prior to Closing;

(xi) causing AM Shengshi to deliver a detailed plan to China Merchants Bank Co., Ltd., New York Branch and CMB BJ (the “Agents”) at least three (3) Business Days prior to Closing in form and substance satisfactory to the Agents regarding the remittance of funds from China to the United States for repayment of the loans (the “Term Loans”) under the term facility committed under the Financing Document (the “Term Facility”);

(xii) ensuring to the satisfaction of the Agents at least three (3) Business Days prior to Closing that any debt, obligation or liability incurred by AM Shengshi in connection with any transactions with its PRC affiliates (including any entity directly liable under any agreement or document (collectively, the “Investor Agreement”) signed by, among others, Mr. Herman Man Guo, Ms. Dan Shao, Mr. Qing Xu, shareholders of AirMedia Online, and the investors in relation to certain funding to be provided by those investors in connection with the transactions contemplated under the Financing Document (the “Investor Arrangement”)) to facilitate the Cash Pledge shall not mature or be due and payable prior to the maturity of the Term Facility;

(xiii) delivering to the Agents the following documents, in each case at least three (3) Business Days prior to Closing in form and substance satisfactory to the Agents:

(1) with respect to the shareholders of AirMedia Online Network Technology Co., Ltd. (航美在线) (“AirMedia Online”) only, if requested by the Parent, a commitment letter from each such shareholders other than Mr. Herman Man Guo and Mr. Qing Xu, among other things, confirming that any bond, notes or other instrument issued in connection with Investor Arrangement (as described below) shall be subordinated to the Term Facility, and that the Investor Agreement (as defined below) complies with the conditions set forth in the Financing Document;

(2) a commitment letter from AM Shengshi (and, to the extent required, its shareholders other than Mr. Herman Man Guo and Mr. Qing Xu) containing the following: (1) prior to repayment in full of the Term Loans, it will not incur any additional debt, and the equity interests in AM Shengshi will not be pledged, sold, transferred or otherwise disposed of other than to secure the obligations under the Term Facility, and (2) it shall ensure that no dispute or proceeding will affect the validity or enforcement of the Cash Pledge; and

(3) a commitment letter from AirMedia Online (and, to the extent required, its shareholders other than Mr. Herman Man Guo and Mr. Qing Xu) containing the following: (A) prior to repayment in full of the Term Loans, it will not incur any additional debt, and the equity interests in AM Online will not be pledged, sold, transferred or otherwise disposed of other than any equity transfer in connection with the Investor Arrangement on terms satisfactory to the Agents, (B) it expressly agrees to transfer its portion of the funds to AM Shengshi by way of settlement against certain then existing debt it owed to AM Shengshi (and not as a loan from it to AM Shengshi), with the understanding that such funds will be used for purpose of the Cash Pledge, and the amount of the Cash Pledge may be used to repay the obligations under the Term Facility, and (3) within a week of the date on which the Merger has been consummated and the funding under the Term Facility has occurred, its shareholders (or any other relevant governing body) will ratify and approve the provisions described in this paragraph by way of shareholder resolution or other requisite approvals. ”

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2.6	Amendment to Section 7.02 (Conditions to the Obligations of Parent and Merger Sub)

Sub-section (b) of Section 7.02 of the Merger Agreement is hereby amended by replacing the text of that sub-section with the text of “The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.”.

2.7	Amendment to Section 8.02 (Termination by Either the Company or Parent)

Sub-section (a) of Section 8.02 of the Merger Agreement is hereby amended by replacing the reference to “July 31, 2017” therein with the text of “December 31, 2017.”

2.8	Amendment to Section 8.06 (Fees Following Termination)

The sub-section (b) of Section 8.06 of the Merger Agreement is hereby amended by replacing the reference to “$5.32 million” therein with the text of “$10.64 million.”

2.9	Addition to Section 8 (Termination, Amendment and Waiver)

The following section shall be added as a new Section 8.07 immediately after Section 8.06 of the Merger Agreement:

“On or prior to October 31, 2017, Parent (or any of its designated Affiliates on its behalf) shall (A) enter into an escrow agreement in a form to the reasonable satisfaction of Parent and the Company (the “Escrow Agreement”) with the Company (or any of its designated Affiliates on its behalf) and an escrow agent (the “Escrow Agent”) satisfactory to Parent and the Company, and deposit an amount equal to the Parent Termination Fee in cash in an account under the name of the Company (or any of its designated Affiliates on its behalf) with the Escrow Agent as collateral and security for the payment of the Parent Termination Fee in accordance with this Agreement and the Escrow Agreement, or (B) deliver, or cause to be delivered to the Company an original, executed standby letter of credit (the “Letter of Credit”) issued by a bank (the “Issuing Bank”) satisfactory to Parent and the Company in the face amount equal to the Parent Termination Fee for the sole benefit of the Company, which Letter of Credit shall serve as collateral and security for the payment of the Parent Termination Fee in accordance with this Agreement, and may be drawn by the Company with no conditions precedent to the obligations of the Issuing Bank to provide funds under the Letter of Credit or any contingencies that would or would reasonably be expected to reduce the total amount available to be drawn under the Letter of Credit.”

3.	Miscellaneous

3.1	No Further Amendment

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The Parties agree that all other provisions of the Merger Agreement shall, subject to the amendment in Section 2 of this Amendment, continue unamended, be in full force and effect and constitute legal and binding obligations of the Parties. This Amendment forms an integral and inseparable part of the Merger Agreement.

3.2	Other Miscellaneous Terms

The provisions of Article IX (General Provisions) of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified by this Amendment.

[Signature Page Follows]

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

AirMedia Holdings Ltd.

By:	/s/ Herman Man Guo
Name:	Herman Man Guo
Title:	Director

AirMedia Merger Company Limited

By:	/s/ Herman Man Guo
Name:	Herman Man Guo
Title:	Director

AirMedia Group Inc.

By:	/s/ Conor Chiahung Yang
Name:	Conor Chiahung Yang
Title:	Director

[Signature Page to Amendment No. 4 to the Merger Agreement]